SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934 (Amendment No. 2)*
SAFESTITCH MEDICAL, INC.

(Name of Issuer)
common stock, par value $0.001 per share

(Title of Class of Securities)
78645Y102

(CUSIP Number)
Steven D. Rubin
4400 Biscayne Boulevard
Miami, Florida 33137
Telephone: (305) 575-6000

(Name, address and telephone number of person authorized to receive notices and communications)
May 27, 2008

(Date of event which requires filing of this statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No.

1	NAMES OF REPORTING PERSONS Phillip Frost, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		4,110,565(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		785,383(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,110,565(1)

WITH	10	SHARED DISPOSITIVE POWER

785,383(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,895,948(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1)	Includes 4,110,565 shares of common stock held by Frost Gamma Investments Trust. Dr. Phillip Frost is the trustee, and Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

(2)	Includes warrants to purchase 785,383 shares of common stock owned directly by The Frost Group, LLC. Frost Gamma Investments Trust is a principal member of The Frost Group, LLC. Dr. Frost and the Frost Gamma Investments Trust disclaim beneficial ownership of these warrants to purchase common stock, except to the extent of their pecuniary interest therein.

2

CUSIP No.

1	NAMES OF REPORTING PERSONS Frost Gamma Investments Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Florida

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,895,948(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

4,895,948(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,895,948(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

(1)	Frost Gamma Investments Trust holds 4,110,565 shares of common stock. Dr. Phillip Frost is the trustee and Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation. The number of shares reported includes warrants to purchase 785,383 shares of common stock owned directly by The Frost Group, LLC. Frost Gamma Investments Trust is a principal member of The Frost Group, LLC. Dr. Frost and the Frost Gamma Investments Trust disclaim beneficial ownership of these warrants to purchase common stock, except to the extent of their pecuniary interest therein.

3

ITEM 1. Security and Issuer
     This Amendment No. 2 to Schedule 13D (this “Amendment”) amends certain Items of the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (the “SEC”) on April 12, 2005, and amended on September 12, 2007, by furnishing the information set forth below. Except as set forth below, all previous Items are unchanged.
     This Amendment is filed by Phillip Frost, M.D. (“Dr. Frost”) and Frost Gamma Investments Trust (the “Gamma Trust” and, together with Dr. Frost, the “Reporting Persons”) with respect to the common stock, $0.001 par value, of SafeStitch Medical, Inc. (f/k/a Cellular Technical Services Company, Inc.), a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4400 Biscayne Boulevard, Suite 670, Miami, Florida 33137.
     Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Original 13D.
ITEM 3. Source and Amount of Funds or Other Consideration.
     Item 3 is hereby amended to add the following:
     All shares of common stock acquired by the Reporting Persons during the period beginning on September 5, 2007 and ended on the date of filing of this Amendment (the “Amendment Period”) have been acquired with the working capital of the Gamma Trust.
ITEM 4. Purpose of Transaction.
     Item 4 is hereby amended to add the following:
     The Gamma Trust is the Issuer’s single largest shareholder. All shares of common stock acquired by the Reporting Persons during the Amendment Period have been acquired for investment purposes. The Reporting Persons have no present plan or proposal that relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.
ITEM 5. Interest in Securities of the Issuer.
     Item 5 is hereby amended in its entirety to read as follows:
     On May 27, 2008, the Gamma Trust purchased from the Issuer 60,000 shares (the “Shares”) of common stock in a private transaction (the “Private Placement”) at a purchase price of $2.15 per share. The Issuer issued the Shares in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 of Regulation D promulgated thereunder. Due to the dilutive effect of the Issuer’s issuance of shares of common stock to the other investors in the Private Placement, the Reporting Persons’ beneficial ownership of the aggregate number of outstanding shares of the Issuer’s common stock declined by an amount in excess of 1%.

     The Reporting Persons’ beneficial ownership of the Issuer’s common stock is as set forth in the table below:

	Number of	Percentage of
	Outstanding Shares	Outstanding Shares
Name and Title of Beneficial Owner	Beneficially Owned	of Common Stock(1)
Phillip Frost, M.D.	4,895,948 (2)	26.1%

Frost Gamma Investments Trust	4,895,948 (2)	26.1%

(1)	The percentage of beneficial ownership is based upon 18,739,904 shares of common stock outstanding.

(2)	Frost Gamma Investments Trust holds 4,110,565 shares of the Issuer’s common stock. Dr. Phillip Frost is the trustee and Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation. The number of shares reported includes warrants to purchase 785,383 shares of the Issuer’s common stock owned directly by The Frost Group, LLC. Frost Gamma Investments Trust is a principal member of The Frost Group, LLC. Dr. Frost and the Frost Gamma Investments Trust disclaim beneficial ownership of these warrants to purchase common stock, except to the extent of their pecuniary interest therein.
     Items 7-10, inclusive, set forth on each cover page to this Amendment are hereby incorporated by reference in this Item 5.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     Item 6 is hereby amended to add the following:
     In connection with the Private Placement, the Gamma Trust entered into a subscription agreement with the Issuer containing terms, disclosure, covenants and conditions that are customary in private securities transactions exempt from registration under the Securities Act, pursuant to Section 4(2) therein and Rule 506 of Regulation D promulgated thereunder.
ITEM 7. Material to be Filed as Exhibits

Exhibit
Number	Description
99.1	Form of Subscription Agreement (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 29, 2008)

99.2	Joint Filing Agreement

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2008	/s/ Phillip Frost, M.D.
Phillip Frost, M.D.

Dated: June 26, 2008	FROST GAMMA INVESTMENTS TRUST
	By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D. Trustee

EXHIBIT INDEX

Exhibit
Number	Description
99.1	Form of Subscription Agreement (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 29, 2008)

99.2	Joint Filing Agreement